ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

May 5, 2022

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. Amendment No. 9 to Registration Statement on Form S-1 Filed on May 4, 2022 File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 10 (“Amendment No. 10”) to the above-referenced Registration Statement on Form S-1. Amendment No. 10 is marked to show changes made from Amendment No. 9 filed on May 4, 2022. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated May 4, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 9 to Form S-1 filed on May 4, 2022

Description of Business

Protocol for Phase IIB Mild Cognitive Impairment/early Alzheimer’s Disease trial and details that are included....

Specific Study Aims, page 111

1.	Comment: We refer to comment 2 in our letter dated October 28, 2021, which we reissue in part. Please revise the following statements that imply that your product candidate is effective as such determination is solely within the authority of the FDA and comparable foreign regulators:

● “In preclinical models, resveratrol (RSV) reverses cognitive impairment, decreases neuronal cell death, and reduces Alzheimer’s disease (AD) and neuroinflammation biomarkers.”

● “Based on our previous research demonstrating the significant benefits of unformulated RSV for AD, we expect that our novel JOTROL formulation, which increases the bioavailability of RSV while reducing the total dosage, will demonstrate therapeutic advantages for chronic use to slow or halt progression of MCI/early AD, while simultaneously reducing the adverse effects seen with unformulated RSV.”

Response: In response to the Staff’s comment, the Company has revised Amendment No. 10 to remove the aforementioned statements that imply that the Company’s product candidate is effective.

If the Staff has any further comments regarding Amendment No. 10 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Christie Wong/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Margaret Schwartz/U.S. Securities and Exchange Commission
Christine Westbrook/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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